Exhibit 99 j

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 033-47641 on Form N-1A of our reports dated January 28, 2021, relating to the financial statements and financial highlights of Lord Abbett Dividend Growth Fund, Lord Abbett Growth Opportunities Fund, and Lord Abbett Small-Cap Value Fund, each a series of Lord Abbett Research Fund, Inc. appearing in the Annual Report on Form N-CSR of Lord Abbett Research Fund, Inc. for the year ended November 30, 2020, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

DELOITTE & TOUCHE LLP

New York, New York
March 23, 2021